UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2018

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, negative impacts of the weak economic recovery of major developed countries and Europe's deteriorating debt crisis on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products especially the thick films to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the measures taken by the Chinese government to save energy and reduce emissions, and the changes in the labor law in China as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On June 14, 2018, the Company announced its unaudited consolidated financial results for the three-month period ended March 31, 2018.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	March 31, 2018		December 31, 2017
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		8,335	1,329	12,963
Restricted cash		5,000	797	56,501
Accounts and bills receivable, net	3	24,144	3,849	20,123
Inventories	4	22,810	3,636	24,578
Advance to suppliers		5,160	823	3,898
Prepayments and other receivables		1,140	182	1,404
Deferred tax assets - current		1,476	235	1,288
Total current assets		68,065	10,851	120,755

Plant, properties and equipment, net	5	359,976	57,389	371,058
Construction in progress	6	480	77	366
Lease prepayments, net	7	16,696	2,662	16,830
Advance to suppliers - long term, net		1,570	250	1,570
Deferred tax assets - non current		6,866	1,095	6,901

Total assets		453,653	72,324	517,480

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	50,000	7,971	50,000
Long-term loan, current portion	8	-	-	-
Due to related parties	9	156,078	24,883	151,074
Accounts payables		20,581	3,281	17,470
Notes payable	10	5,000	797	67,900
Advance from customers		2,003	319	1,976
Accrued expenses and other payables		6,508	1,038	5,268
Total current liabilities		240,170	38,289	293,688

Deferred tax liabilities		2,704	431	2,763

Total liabilities		242,874	38,720	296,451

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	2,124	13,323
Additional paid-in capital		311,907	49,725	311,907
Statutory reserve		37,441	5,969	37,441
Accumulated deficit		(152,717)	(24,347)	(144,508)
Cumulative translation adjustment		825	133	2,866
Total shareholders’ equity		210,779	33,604	221,029
Total equity		210,779	33,604	221,029
Total liabilities and equity		453,653	72,324	517,480

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended March 31,
	Notes	2018		2017
		RMB	US$	RMB
Net sales		76,927	12,264	67,944
Cost of sales		67,436	10,751	64,187

Gross Profit		9,491	1,513	3,757

Operating expenses
Selling expenses		2,970	473	3,506
Administrative expenses		12,876	2,053	10,266
Total operating expenses		15,846	2,526	13,772

Operating loss		(6,355)	(1,013)	(10,015)

Other income (expense)
- Interest income		374	60	286
- Interest expense		(2,201)	(351)	(2,446)
- Others (expense) income, net		(237)	(38)	(47)

Total other expense		(2,064)	(329)	(2,207)

Loss before provision for income taxes		(8,419)	(1,342)	(12,222)

Income tax benefit	11	210	33	65

Net loss		(8,209)	(1,309)	(12,157)

Net loss attributable to non-controlling interests		-	-	-
Net loss attributable to the Company		(8,209)	(1,309)	(12,157)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest		-	-	-
- Foreign currency translation adjustments attributable to the Company		(2,041)	(325)	276

Comprehensive loss attributable to non-controlling interest		-	-	-
Comprehensive loss attributable to the Company		(10,250)	(1,634)	(11,881)

Loss per share, Basic and diluted	12	(2.51)	(0.40)	(3.72)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2018		2017
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(8,209)	(1,309)	(12,157)
Adjustments to reconcile net loss to net cash
used in operating activities
- Depreciation of property, plant and equipment	11,155	1,778	10,981
- Amortization of intangible assets	134	21	131
- Deferred income taxes	(212)	(34)	(65)
- Bad debt expense	1,251	199	287
-Inventory provision	-	-	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(5,273)	(841)	4,906
- Inventories	1,768	282	227
- Advance to suppliers	(1,261)	(201)	(4,683)
- Prepaid expenses and other current assets	89	14	47
- Accounts payable	3,111	495	(2,110)
- Accrued expenses and other payables	(71)	(11)	97
- Advance from customers	27	4	(945)
- Tax payable	1,516	242	3,361

Net cash provided by operating activities	4,025	639	77

Cash flow from investing activities
Purchases of property, plant and equipment	(74)	(12)	(14)
Restricted cash related to trade finance	51,501	8,210	27,921
Advanced to suppliers - non current	-	-	1,329
Amount change in construction in progress	(114)	(18)	-

Net cash provided by investing activities	51,313	8,180	29,236

Cash flow from financing activities
Proceeds from related party	5,004	798	4,393
Payment of capital lease obligation	-	-	-
Change in notes payable	(62,900)	(10,028)	(25,388)

Net cash used in financing activities	(57,896)	(9,230)	(20,995)

Effect of foreign exchange rate changes	(2,070)	(252)	267

Net decrease in cash and cash equivalent	(4,628)	(663)	8,585

Cash and cash equivalent
At beginning of period/year	12,963	1,992	13,343
At end of period/year	8,335	1,329	21,928

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,201	351	2,446
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,257	200	1,231

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 23, 2018, with the SEC. The results of the three-month period ended March 31, 2018 are not necessarily indicative of the results to be expected for the full year ended December 31, 2018.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the first quarter of 2018 RMB amounts included in the accompanying consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.2726, on the last trading day of the first quarter of 2018 (March 31, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on March 31, 2018, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB5,000 (US$797) and RMB56,501 as of March 31, 2018 and December 31, 2017, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Construction in progress represents capital expenditures with respect to the BOPET production line. No depreciation is provided with respect to construction in progress.

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings (loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

Going Concern Matters

The accompanying condensedconsolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of March 31, 2018, the Company had a working capital deficiency of RMB172,105 (US$27,438) and accumulated deficit of RMB8,209 (US$1,309) from net losses incurred during the first quarter of 2018. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain outside sources of working capital and/or generate positive cash flow from operations. The Company seeks to loans from financing institutions and related party to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

Revenue Recognition: In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new revenue recognition standard will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We currently anticipate adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We currently anticipate adopting the standard using the modified retrospective method. We are still in the process of completing our analysis on the impact this guidance will have on our consolidated financial statements and related disclosures. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

January 1, 2018, we have substantially completed our review of the impact of this guidance across our film-products processing and selling business and revenue-related activities, and do not expect the adoption of this standard to have a material impact on our reported revenues in our consolidated financial statements, revenue recognition processes. We are reviewing our disclosures for revenue recognition and do not anticipate significant changes will be needed to conform to the disclosure requirements of the new guidance.

In 2017, we established a cross-functional implementation team consisting of representatives from across all of our business departments. We utilized a bottoms-up approach to analyze the impact of the standard on our contract portfolio by reviewing our current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to our revenue contracts. Based on the evaluation for our sales contracts under the ASC 606 requirement of following the five-step actions to judge revenue recognition, we usually recognize our revenue when the film-products have been delivered to our customers and all the risks relating to the goods have been transferred, and rights of payment for delivered goods have been vested as well.

The impact to our results is not material because the analysis of our contracts under the new revenue recognition standard supports the recognition of revenue over the past time. We continue to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact our current conclusions.

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. The Company is currently evaluating the impact that the standard will have on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-2”), which provides guidance on lease amendments to the FASB Accounting Standard Codification. This ASU will be effective for us beginning in May 1, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-2 on the Company’s consolidated financial statements.

Stock-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 changes how companies account for certain aspects of stock-based awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for us in the first quarter of 2018, and earlier adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts receivables consisted of the following:

	March 31, 2018		December 31, 2017
	RMB	US$	RMB
Accounts receivable	20,173	3,216	18,588
Less: Allowance for doubtful accounts	(3,717)	(593)	(2,467)
	16,456	2,623	16,121
Bills receivable	7,688	1,226	4,002

	24,144	3,849	20,123

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	March 31, 2018		December 31, 2017
	RMB	US$	RMB
Raw materials	15,315	2,442	19,626
Work-in-progress	1,313	209	1,277
Finished goods	11,699	1,865	9,195
Consumables and spare parts	603	96	600
Inventory-impairment	(6,120)	(976)	(6,120)
	22,810	3,636	24,578

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	March 31, 2018		December 31, 2017
	RMB	US$	RMB
Buildings	68,319	10,892	68,319
Plant and equipment	804,011	128,178	803,710
Computer equipment	3,075	490	3,075
Furniture and fixtures	13,822	2,204	13,815
Motor vehicles	1,936	309	1,936
	891,163	142,073	890,855
Less: accumulated depreciation	(523,968)	(83,533)	(512,577)
Less: impairment of plant and equipment	(7,219)	(1,151)	(7,219)
	359,976	57,389	371,058

For the three-month periods ended March 31, 2018 and 2017, depreciation expenses were RMB11,155 (US$1,778) and RMB10,981, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB480 (US$77) as of March 31, 2018, and RMB366 as of December 31, 2017, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	March 31, 2018		December 31, 2017
	RMB	US$	RMB
Lease prepayment - non current	16,696	2,662	16,830
Lease prepayment – current	524	84	524
	17,220	2,746	17,354

Amortization of land use rights for the three months ended March 31, 2018 and 2017 was RMB134 (US$21) and RMB131, respectively.

Estimated amortization expenses for the next five years are as follows:

	RMB	US$
1 year after	524	84
2 years after	524	84
3 years after	524	84
4 years after	524	84
5 years after	524	84
Thereafter	14,600	2,326

As of March 31, 2018, the amount of RMB524 (US$81) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

Lender	Interest rate per	March 31, 2018		December 31, 2017
	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- July 28, 2017 to July 28, 2018	6.5%	50,000	7,971	50,000

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

NOTE 9- RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of March 31, 2018, the principal of this loan from Shandong SNTON was RMB104,708 and the interest payable was RMB24,300.

In November 2017, SNTON Group provided us with a loan for the amount of RMB20,000. In February 2018, SNTON Group provided us with a loan for the amount of RMB2,000. As of March 31, 2018, the total balance ofprincipal of loans from related party was RMB126,708 and the interest payable was RMB24,300.

As of March 31, 2018, the accounts payable resulting from purchasing from related party was RMB5,070.

During the first quarter of 2018, the Company purchased 134 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB1,333.

The related accounts payable as of March 31, 2018 and December 31, 2017 was RMB156,078 and RMB151,074, respectively.

NOTE 10 - NOTES PAYABLE

As of March 31, 2018, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RM5,000 (US$797) for payment in connection with raw materials on a total deposits of RMB5,000 (US$797) at Bank of Weifang.

NOTE 11 - INCOME TAX

Income tax benefit was RMB210 and RMB65 for the three months ended March 31, 2018 and 2017, respectively.

NOTE 12 - LOSS PER SHARE

Basic and diluted net loss per share was RMB2.51 (US$0.40) and RMB3.72 for the three-month period ended March 31, 2018 and 2017, respectively.

NOTE 13- MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the three-month periods ended March 31, 2018 and 2017.

The following are the vendors that supplied 10% or more of our raw materials for March 31, 2018 and 2017:

Supplier	Item	Percentage of total purchases (%)
		March 31, 2018	March 31, 2017
Sinopec Yizheng Chemical Fibre Company Limited	PET resin and Additives	32.9%	44.5%
PetroChina Co Ltd East China chemical sales branch	PET resin and Additives	39.4%	22.9%
Weifang Power Supply Company.	Electric power	10.0%	11.8%

The balance of advance to supplier to Sinopec Yizheng and PetroChina was RMB2,097 (US$334) and RMB179 as of March 31, 2018, respectively.

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the first quarter of 2018, we continued to be adversely affected by enhanced competition and an increase in supply over demand in China’s BOPET market. In addition, decrease in demand from overseas as well as anti-dumping measures taken by the United States of America and South Korea caused a decrease in orders from international markets.

We believe that in the coming quarters of 2018, there will be continued increased supply over demand in China’s BOPET films industry and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market. As a result, we may continue to witness losses in the short to medium term.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we had received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright.

Results of operations for the three months ended March 31, 2018 and March 31, 2017

The table below sets forth certain line items from our Statement of Operations as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	March 31, 2018	March 31, 2017
	(as % of Revenue)
Gross profit	12.3	5.5
Operating expenses	(20.6)	(20.3)
Operating income (loss)	(8.3)	(14.7)
Other income (expense)	(2.7)	(3.2)
Income tax benefit (expense)	0.3	0.1
Net income (loss)	(10.7)	(17.9)

Revenue

Net sales during the first quarter ended March 31, 2018 were RMB76.9 million (US$12.3 million), compared to RMB67.9 million, during the same period in 2017, representing an increase of RMB9.0 million or 13.3%, mainly due to the increased sales price.

In the first quarter of 2018, sales of specialty films were RMB32.9 million (US$5.3 million) or 42.8% of our total revenues as compared to RMB21.8 million or 32.0% in the same period of 2017. The increase was mainy due to increased sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2018		% of Total	Three-Month Period Ended March 31, 2017	% of Total
	RMB	US$		RMB
Stamping and transfer film	30,852	4,918	40.2%	27,071	39.9%
Printing film	5,868	936	7.6%	6,270	9.2%
Metallization film	1,174	187	1.5%	2,618	3.9%
Specialty film	32,947	5,253	42.8%	21,762	32.0%
Base film for other application	6,086	970	7.9%	10,223	15.0%

	76,927	12,264	100.0%	67,944	100.0%

Overseas sales were RMB11.0 million or US$1.8 million, or 14.3% of total revenues, compared with RMB13.2 million or 19.4% of total revenues in the first quarter of 2017, representing a decrease of RMB2.2 million or 16.7%. While a decrease in sales volume caused a decrease of RMB2.9 million, this was offset by an increase of RMB0.7 million caused by the increase of sales price.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended		% of Total	Three-Month Period Ended	% of Total
	March 31, 2018			March 31, 2017
	RMB	US$		RMB
Sales in China	65,928	10,510	85.7%	54,730	80.6%
Sales in other countries	10,999	1,754	14.3%	13,214	19.4%

	76,927	12,264	100.0%	67,944	100.0%

Cost of Goods Sold

Our cost of goods sold is mainly comprised of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	March 31, 2018	March 31, 2017
	% of total	% of total
Materials costs	72.6%	70.3%
Factory overhead	8.7%	9.8%
Energy expense	9.3%	11.0%
Packaging materials	5.0%	4.2%
Direct labor	4.4%	4.7%

Cost of goods sold during the first quarter of 2018 totaled RMB67.4 million (US$10.8 million) as compared to RMB64.2 million in the same period of 2017. This was RMB3.2 million or 5.0% higher than the same period in 2017. This increase was mainly due to increased unit cost of goods sold caused by price increase of main materials.

Gross Profit

Our gross profit was RMB9.5 million (US$1.5 million) for the first quarter ended March 31, 2018, representing a gross margin of 12.3%, as compared to a gross margin of 5.5% for the same period in 2017. Correspondingly, gross margin rate increased by 6.8 percentage points compared to the same period in 2017. Our average cost of goods sold increased by 5.1% compared to the same period in 2017 due to the price increase of main raw materials while our average product sales prices increased by 13.0% compared to the same period in 2017. Consequently, the increase in average product sales prices was significantly higher than that in the average cost of goods sold during the first quarter ended March 31, 2018, which contributed to the increase in our gross margin compared with the same period in 2017.

Operating Expenses

Operating expenses for the first quarter ended March 31, 2018 were RMB15.8 million (US$2.5 million), which was RMB2.0 million, or 8.0% higher than the same period in 2017. This increase was mainly due to the increased allowance for doubtful accounts receivable and increased expense in R&D.

Other Income (Expense)

Total other income is a combination result of interest income, interest expense and others income (expense). Total other expense during the first quarter ended March 31, 2018 was RMB2.1 million (US$0.3 million), while total other expense was RMB2.2 million for the same period in 2017.

Income Tax Benefit (Expense)

The income tax benefit was RMB0.2 million (US$0.03 million) during the first quarter ended March 31, 2018, compared to income tax benefit of RMB0.06 million during the same period in 2017. This increase of income tax benefit was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the first quarter ended March 31, 2018 was RMB8.2 million (US$1.3 million) compared to net loss attributable to the Company of RMB12.2 million during the same period in 2017.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from related parties, financial institutions. The interest rates of borrowings from financial institutions during the period from the first quarter of 2017 to the first quarter of 2018 ranged from 4.41% to 7.50%.

In April 2014, we obtained a loan for a total amount of RMB105 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2017, the principal of this loan from Shandong SNTON was RMB104.71 million and the interest was RMB22.93 million.

As of March 31, 2018, the principal of this loan from Shandong SNTON was RMB104.71 million and the interest payable was RMB24.3 million.

In November 2017, SNTON Group provided us with a loan for the amount of RMB20.0 million.

As of December 31, 2017, the total principal of loan from SNTON Group was RMB20.0 million and the interest payable was zero.

In February 2018, SNTON Group provided us with a loan for the amount of RMB2.0 million.

As of March 31, 2018, the total principal of loan from SNTON Group was RMB22.0 million and the interest payable was zero.

As of March 31, 2018, the total balance of principal of loans from related party was RMB126.71 million and the interest payable was RMB24.3 million.

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2018 was RMB4.0 million (US$0.6 million) compared to net cash provided by operating activities of RMB0.08 million for the three months ended March 31, 2017. This increase in net cash flows provided by operating activities was primarily attributable to the decrease in loss.

Working Capital

As of March 31, 2018 and December 31, 2017, we had a working capital deficit of RMB172.1 million (US$27.4 million) and RMB172.9 million, respectively. Working capital deficit decreased by RMB0.8 million (US$0.01 million), or 0.5% compared to the amount as of December 31, 2017. Our current liability is mainly loans from related parties.

Contractual Obligations

The following table is a summary of our contractual obligations as of March 31, 2018 (in thousands RMB):

	Payments due by period

		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	336	336	-	-	-
Purchase obligations	1,257	1,257	-	-	-

Total	1,593	1,593	-	-	-

Third Production Line Update

The third production line started its trial operation at the end of January 2013. Our third production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated June 14, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman and Chief Executive Officer

Dated: June 14, 2018